On October 2, 2018, Nasdaq Listing Qualifications staff (Staff) notified USA Technologies Inc. (Company) that was delinquent in filing its Form 10-K for the fiscal year ended June 30, 2018, in violation of Listing Rule 5250(c)(1). On November 13, 2018, Staff granted the Company until March 12, 2019 to regain compliance. After discussions with the Company, Staff determined that the Company would not be able to regain compliance with its filing requirements by the March 12, 2019 deadline. Accordingly, Staff notified the Company, on February 26, 2019, of its intention to delist the Company securities. The Company requested a hearing of the Staff determination, which occurred on April 11, 2019. At the hearing, the Company asked the Panel to grant it until September 9, 2019 to file its delinquent reports. On April 17, 2019, the Panel granted the Company exception request. On August 30, 2019, the Company notified the Panel that it would not be able to regain compliance with Rule 5250(c)(1) by the September 9, 2019 deadline. It requested a further extension to regain compliance until September 23, 2019.
The Panel granted the additional exception on September 6, 2019.
On September 24, 2019, the Panel issued a decision to delist the Company securities after the Company failed to file any of its delinquent reports by September 23. On October 8, 2019, the
Company appealed this decision of the Panel to the Nasdaq Listing and Hearings Review Council (Listing Council). On October 9,
2019, the Company filed its delinquent financial reports. On November 22, 2019, the Listing Council issued a decision that affirmed the Panel decision to delist the Company securities.
The Listing Council determined that it lacked discretion under Listing Rule 5820(d)(4) to grant the Company any additional exception to accommodate the Company belated efforts to regain compliance. On January 29, 2020, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).